UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Equalnet Communications Corp.
------------------------------------------------------------------------------
                              (Name of the Issuer)


                     Common Stock, par value $.01 per share
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    294408109
------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Brian W. Pusch, Esq.
                            Law Offices of Brian W Pusch
                                 Penthouse Suite
                               29 West 57th Street
                             New York, New York  10019
                                  212-980-0408

------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 4, 1998
------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294408109
-------------------

1       NAMES OF REPORTING PERSONS:
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

                      Advantage Fund Ltd.


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)    [ ]
                                                                 (b)    [ ]


3       SEC USE ONLY


4       SOURCE OF FUNDS (See Instructions):

                               WC,00


5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                 [ ]


6       CITIZENSHIP OR PLACE OF ORGANIZATION:
                       British Virgin Islands


   NUMBER                      7      SOLE VOTING POWER:    0
     OF
   SHARES
BENEFICIALLY                   8      SHARED VOTING POWER:  22,500
   OWNED
     BY
    EACH                       9      SOLE DISPOSITIVE POWER:    0
 REPORTING
   PERSON
    WITH                       10     SHARED DISPOSITIVE POWER:  22,500



11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  22,500


12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (See Instruction):                                  [ ]


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0.1%


14      TYPE OF REPORTING PERSON (See Instructions):   CO

CUSIP No. 294408109
-------------------

1       NAMES OF REPORTING PERSONS:
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

                      Genesee International, Inc.


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)    [ ]
                                                                 (b)    [ ]


3       SEC USE ONLY


4       SOURCE OF FUNDS (See Instructions):

                       N/A


5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):


6       CITIZENSHIP OR PLACE OF ORGANIZATION:
                        Delaware


   NUMBER                      7      SOLE VOTING POWER:     0
     OF
   SHARES
BENEFICIALLY                   8      SHARED VOTING POWER:   22,500
   OWNED
     BY
    EACH                       9      SOLE DISPOSITIVE POWER:    0
 REPORTING
   PERSON
    WITH                       10     SHARED DISPOSITIVE POWER:  22,500



11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  22,500


12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (See Instruction):                           [ ]


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.1%


14      TYPE OF REPORTING PERSON (See Instructions):  CO


CUSIP No. 294408109
-------------------

1       NAMES OF REPORTING PERSONS:
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

                Donald R. Morken


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                       (a)    [ ]
                                                       (b)    [ ]


3       SEC USE ONLY


4       SOURCE OF FUNDS (See Instructions):                N/A


5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                 [ ]


6       CITIZENSHIP OR PLACE OF ORGANIZATION:
                  United States

   NUMBER                      7      SOLE VOTING POWER:    0
     OF
   SHARES
BENEFICIALLY                   8      SHARED VOTING POWER:  2,022,500
   OWNED
     BY
    EACH                       9      SOLE DISPOSITIVE POWER:     0
 REPORTING
   PERSON
    WITH                       10     SHARED DISPOSITIVE POWER:  2,022,500



11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
2,022,500


12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (See Instruction):                                  [ ]


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   8.6%


14      TYPE OF REPORTING PERSON (See Instructions):   IN



CUSIP No. 294408109
-------------------

1       NAMES OF REPORTING PERSONS:
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

            MCM Partners, a Washington Limited Partnership

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)    [ ]
                                                                (b)    [ ]


3       SEC USE ONLY


4       SOURCE OF FUNDS (See Instructions):                 WC


5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):


6       CITIZENSHIP OR PLACE OF ORGANIZATION:
                   Washington


   NUMBER                       7      SOLE VOTING POWER:     0
     OF
   SHARES
BENEFICIALLY                    8      SHARED VOTING POWER:   2,000,000
   OWNED
  BY EACH
 REPORTING                      9       SOLE DISPOSITIVE POWER:    0
   PERSON
    WITH
                               10       SHARED DISPOSITIVE POWER:  2,000,000



11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
2,000,000


12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (See Instruction):                                  [ ]


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.5%

14      TYPE OF REPORTING PERSON (See Instructions):   PN


ITEM 1.         SECURITY AND ISSUER.

                This Amendment No. 1 on Schedule 13D amends Items 1-5 of the initial statement on Schedule 13D dated March 5, 1988 filed by the Reporting Persons (as defined herein). This Amendment No. 1 relates to the Common Stock, $.01 par value ("Common Stock") of Equalnet Communications Corp., a Texas corporation, formerly known as EqualNet Holding Corp. (the "Issuer"). The Issuer's principal executive offices are located at 1250 Wood Branch Park Drive, Houston, Texas 77079.


ITEM 2.         IDENTITY AND BACKGROUND.

       (a) This Amendment No. 1 is being filed on behalf of Advantage Fund Ltd., a British Virgin Islands corporation (the "Fund"), Genesee International, Inc., a Delaware corporation ("Genesee"), Donald R. Morken ("Mr. Morken"), and MCM Partners, a Washington Limited Partnership ("MCM"). The foregoing persons are hereinafter sometimes collectively referred to as "Reporting Persons." Information as to each Reporting Person set forth in this Amendment No. 1 has been provided by such Reporting Person.

                Set forth below is certain information with respect to each of the Reporting Persons and each of the persons enumerated in General Instruction C to Schedule 13D.

                (1) The Fund. The executive officers and directors of the Fund are:

                Name                                 Title
                ----                                 -----
                W.R. Weber                           President
                Trust Company of Willemstad NV       Treasurer
                InterCaribbean Services Ltd.         Secretary; Director
                Donald R. Morken                     Director
                Tortola Corporation Company Ltd.     Director

                The Fund's principal business is serving as a privately held investment fund engaged in securities investing and trading. The present principal occupation and employment of Mr. Weber is Senior Account Manager of the International Funds Services Division of CITCO Fund Services (Curacao) N.V., whose principal business is fund administration, and whose business address is Kaya Flamboyan 9, Curacao, Netherlands Antilles. Mr. Weber is a citizen of The Netherlands. The present principal occupation and employment of Mr. Morken is serving as an officer or the general partner of the following entities which provide investment management services to various investment funds: Genesee; MCM; and DRE Partners, a Washington Limited Partnership ("DRE"). Mr. Morken is a citizen of the United States.

                The business address of the Fund and Mr. Weber is c/o CITCO, Kaya Flamboyan 9, Curacao, Netherlands Antilles. The business address of each of Mr. Morken, MCM and DRE is 10500 N.E. 8th Street, Suite 1920, Bellevue, Washington 98004-4332.

                Trust Company of Willemstad NV is a Netherlands corporation, its principal business is providing business administrative services, and its business address is Kaya Flamboyan 9, Curacao, Netherlands Antilles. InterCaribbean Services Ltd. is a British Virgin Islands corporation, its principal business is providing business administrative services, and its business address is CITCO Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands. Tortola Corporation Company Ltd. is a British Virgin Islands corporation, its principal business is providing business administrative services, and its business address is CITCO Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands.

                (2) Genesee. The executive officers and directors of Genesee are:

          Name                                     Title
          ----                                     -----
          Donald R. Morken              President and Treasurer; Director
          Sonya A. Prata                Vice President and Secretary; Director

                Genesee's principal business is serving as investment manager for the Fund and other investment funds. The present principal occupation, employment and citizenship of Mr. Morken is stated in Item 2(a)(1). The present principal occupation of Sonya A. Prata ("Ms. Prata") is as a student. Ms. Prata is a citizen of the United States.

                The business address of Genesee is CITCO Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands. The business address of Mr. Morken is stated in Item 2(a)(1). The address of Ms. Prata is c/o 10500 N.E. 8th Street, Suite 1920, Bellevue, Washington 98004-4332.

                (3) Mr. Morken. Mr. Morken is the President, a director and the controlling stockholder of Genesee. His daughter, Ms. Prata, is the only other stockholder of Genesee. Other information with respect to Mr. Morken is set forth in Items 2(a)(1), 2(a)(2) and 2(a)(4).

                (4) MCM. MCM is a Washington limited partnership. The sole general partner of MCM is Mr. Morken.

                MCM's principal business is the providing of investment management services to various investment funds.

                The business address of MCM is 10500 N.E. 8th Street, Suite 1920, Bellevue, Washington 98004-4332.

        (b) During the last five years, none of the persons listed in Item 2(a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (c) During the last five years, none of the persons listed in Item 2(a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                1,522,500 shares (the "March Shares") of Common Stock were acquired by the Fund on March 5, 1998 pursuant to an Agreement of Merger and Plan of Reorganization, dated December 2, 1997, as amended on December 19, 1997 and February 12, 1998, between the Issuer, EQ Acquisitions Sub, Inc., Netco Acquisition, LLC ("Netco") and Netco Acquisitions Corp. (the "Merger Agreement"). Upon closing of the Merger Agreement, the Fund was issued the March Shares in cancellation of working capital loans made by the Fund to Netco. The source of the funds used to make the working capital loans to Netco was from the working capital of the Fund. In addition, upon closing of the Merger Agreement, MCM, a member of Netco, received 2,000 shares (the "Series A Preferred Shares") of Series A Convertible Preferred Stock, $.01 par value (the "Series A Preferred Stock"), of the Issuer, which shares are convertible into 2,000,000 shares of Common Stock. MCM's interest in Netco was acquired in exchange for the release of a $2,000,000 loan encumbering the assets owned by Netco. The MCM loan was made from the working capital of MCM.

                On September 4, 1998, the Fund acquired 1,875 newly issued shares (the "Series D Preferred Shares") of the Company's Series D Convertible Preferred Stock, $.01 par value (the "Series D Preferred Stock"), in exchange for 1,500,000 shares of Common Stock and $100,000 in cash. The 1,500,000 shares of Common Stock were acquired by the Fund on March 5, 1998 as part of the March Shares. The $100,000 cash payment was made from the working capital of the Fund. In connection with the Fund's acquisition of the Series D Preferred Shares, on September 4, 1998, Genesee Fund Limited-Portfolio B, a British Virgin Islands corporation ("GFL") which is a private investment fund for which Genesee serves as investment manager, purchased the Company's Senior Secured Convertible Note due 2001 (the "GFL Note") in the aggregate principal amount of $1,500,000 and acquired warrants (the "GFL Warrants") to purchase 333,116 shares of Common Stock for cash consideration of $1,400,000. The source of such funds was from the working capital of GFL.

                The Series D Preferred Stock and the GFL Note are convertible into shares of Common Stock at the lesser of (i) a fluctuating conversion price representing a discount to the market price of the Common Stock during specified periods prior to conversion or (ii) a specified ceiling price. The right to convert Series D Preferred Stock and the GFL Note commences on the earlier of (x) the date the Securities and Exchange Commission declares effective the Company's registration statement to be filed under the Securities Act of 1933, as amended, registering for resale the Common Stock issuable upon such conversions and (y) December 3, 1998. The GFL Warrants are exercisable at any time for $.9006 per share and expire on September 4, 2003.


ITEM 4.         PURPOSE OF TRANSACTION.

                The Fund acquired the March Shares and the Series D Preferred Shares as part of its securities investing and trading activities. At any time or from time to time, the Fund may sell the remaining 22,500 March Shares or the Series D Preferred Shares or, subject to the certain limitations on conversion, may convert the Series D Preferred Shares into Common Stock and sell such Common Stock. MCM acquired the Series A Preferred Shares for investment. At any time or from time to time, MCM may sell the Series A Preferred Shares or convert such shares into Common Stock and sell such Common Stock. Pursuant to the Merger Agreement MCM received the right to designate one nominee to be elected as a director of the Issuer at the March 5, 1998 annual meeting of shareholders of the Issuer, and MCM's nominee, Mr. Mitchell
H. Bodian, was elected as director at the annual meeting. Subsequently, the Board of Directors of the Issuer appointed Mr. Bodian as the President and Chief Executive Officer of the Issuer. Subject to the foregoing, none of the Reporting Persons has plans or proposals which relate to or would result in:

        (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancy on the board of directors of the Issuer;

        (e) Any material change in the present capitalization or dividend policy of the Issuer;

        (f) Any other material change to the Issuer's business or corporate structure;

        (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

        (j) Any action similar to those enumerated above.


ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

        (a)     Conversion Restrictions.

                The terms of the Series D Preferred Stock, the GFL Note and the GFL Warrants provide that a holder thereof may not convert or exercise any portion of such securities if such conversion or exercise would cause such holder's beneficial ownership of the Common Stock, including shares held by all persons whose beneficial ownership would be aggregated with such holder, (other than shares so owned through ownership of such unconverted securities or other convertible securities containing similar restrictions) to exceed 4.9% of the outstanding Common Stock (collectively, the "Conversion Restrictions"). Since Mr. Morken's beneficial ownership of the shares of Common Stock issuable upon conversion of the Series A Preferred Shares and the remaining 22,500 March Shares exceeds 4.9% of the outstanding Common Stock and would be aggregated with the beneficial ownership of the Common Stock issuable upon conversion or exercise of the Series D Preferred Shares, the GFL Note and the GFL Warrants, the Conversion Restrictions currently prevent any conversion or exercise of such securities. In addition, due to the required waiting period before the initial right to convert Series D Preferred Stock and the GFL Note commences as described in Item 3, the Reporting Persons believe that they do not have the right to acquire the Common Stock issuable upon such conversions within 60 days of the date of this Amendment No. 1. Accordingly, none of the Reporting Persons or GFL beneficially own any shares of Common Stock which would otherwise be issuable upon conversion of the Series D Preferred Shares or the GFL Note or upon exercise of the GFL Warrants.

        (b)     Common Stock Owned by the Fund.

                (1) As of the date of this Amendment No. 1, the Fund is the direct beneficial owner of 22,500 shares of Common Stock (the "Common Shares"). The Common Shares represent approximately 0.1% of the outstanding shares* of Common Stock.

               (2) Genesee, in its capacity as investment manager for the Fund, shares with the Fund the power to direct the disposition and direct the vote of the Common Shares owned directly by the Fund. Mr. Morken, by reason of his position as the President and Treasurer, a director and the controlling stockholder of Genesee, may be deemed to indirectly share the power to direct the disposition and direct the vote of the Common Shares. Except as described in Item 5(b)(1) and in this Item 5(b)(2) no other person identified in Item 2(a) has or shares the power to dispose or the power to vote the Common Shares.

                (3) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Fund.

        (c) Series A Preferred Stock Owned by MCM.

                (1) As of the date of this Amendment No. 1, MCM is the direct beneficial owner of all 2,000 Series A Preferred Shares. Assuming the conversion of Series A Preferred Shares into Common Stock (without giving effect to any other convertible securities, warrants or options of the Issuer), the 2,000,000 shares of Common Stock acquired upon conversion would represent approximately 8.5% of the outstanding shares* of Common Stock.

                (2) Mr. Morken, individually, by reason of his position as sole general partner of MCM, may be deemed to indirectly share the power to direct the disposition and direct the vote of the shares of Common Stock into which the Series A Preferred Shares can be converted. The aggregate number of shares of Common Stock beneficially owned by Mr. Morken as described in this
Item 5 is 2,022,500 shares, representing approximately 8.6% of the outstanding shares* of Common Stock. Except as described in Item 5(c)(1) and in this Item 5(c)(2), no other person identified in Item 2(a) has or shares the power to dispose or the power to vote the Series A Preferred Shares and shares of the Common Stock into which it can be converted.

                (3) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Series A Preferred Shares or the Common Stock into which it can be converted beneficially owned by MCM.

------------------
* 21,393,070 shares of Common Stock were reported as outstanding as of June 15, 1998 in the Issuer's proxy statement for its special meeting of shareholders held on June 30, 1998.



                                    SIGNATURE
                                    ---------

                After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 1998

                                  ADVANTAGE FUND LTD.



                                  By:      /s/ W.R. Weber
                                     -------------------------------
                                           W.R. Weber
                                           President

                                  GENESEE INTERNATIONAL, INC.



                                  By:     /s/ Donald R. Morken
                                     -------------------------------
                                          Donald R. Morken
                                          President



                                  /s/ Donald R. Morken
                                  -------------------------------
                                  Donald R. Morken


                                  MCM PARTNERS, A WASHINGTON LIMITED
                                  PARTNERSHIP



                                  By:     /s/ Donald R. Morken
                                     -------------------------------
                                          Donald R. Morken
                                          General Partner